Exhibit 99.1

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated May 12, 2017, relating to the operating statements containing schedules of gross revenues, royalties, operating costs and operating income for certain oil and gas properties owned by Marathon Oil Canada Corporation for the year ended December 31, 2016 included in the Registration Statement (Form F-10 No. 333-207578) and related Prospectus Supplement dated May 23, 2017 to the Base Shelf Prospectus dated October 30, 2015 of Canadian Natural Resources Limited.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Calgary, Alberta

May 23, 2017

PricewaterhouseCoopers LLP

111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3

T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.